UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 333-274650

MicroCloud Hologram Inc.

(Registrant’s Name)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Extraordinary General Meeting Results

On March 24, 2025, MicroCloud Hologram Inc. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “EGM”). At the EGM, the holders of 228,677,042 votes represented by Class A and Class B ordinary shares as of the February 19, 2025 record date were represented in person or by proxy, constituting a quorum. Each of the proposals brought before the EGM was approved by the Company’s shareholders as ordinary resolutions. The proposals voted on and the final voting results are set forth below.

1.

THAT, with the exact effective date to be determined by the board of directors of the Company in its sole discretion within one year after the date of passing these resolutions, every forty (40) issued and unissued Class A ordinary shares of a nominal or par value of US$0.02 each in the capital of the Company (the “Class A Shares”) be consolidated into one (1) share of Class A Share with a nominal or par value of US$0.8 each (each a “Consolidated Class A Share”), and such Consolidated Class A Share shall have the same rights and subject to the same restrictions as the Class A Shares as set out in the Company’s currently effective Second Amended and Restated Memorandum and Articles of Association (the “M&A”), and every forty (40) issued and unissued Class B Shares of a nominal or par value of US$0.02 each in the capital of the Company (the “Class B Shares”) be consolidated into one (1) share of Class B Share with a nominal or par value of US$0.8 each (each a “Consolidated Class B Share”), and such Consolidated Class B Shares shall have the same rights and subject to the same restrictions as the Class B Shares as set out in the Company’s M&A (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$10,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Class A Shares, and (ii) 100,000,000 Class B Shares;

TO US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares;

No fractional shares shall be issued in connection with the Share Consolidation and the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the Share Consolidation.

For	Against	Abstain
222,794,658	5,664,632	217,752

2.	THAT conditional upon and effective immediately following the Share Consolidation, increase the authorized share capital of the Company

FROM US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares,

TO US$400,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Consolidated Class A Shares by the creation of an additional 390,000,000 Consolidated Class A Shares, and (ii) 100,000,000 Consolidated Class B Shares by the creation of an additional 97,500,000 Consolidated Class B Shares (the “Share Capital Increase”.)

For	Against	Abstain
222,767,515	5,758,294	151,233

3.

THAT any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the share consolidation and the share capital increase and of administrative nature, including to determine the exact effective date of the Share Consolidation and the Share Capital Increase, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and the Share Capital Increase; the Company’s registered office provider be instructed to make all necessary filings with the Companies Registry in the Cayman Islands in connection with the Share Consolidation and the Share Capital Increase; and the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization Proposal”).

For	Against	Abstain
222,823,033	5,663,934	190,076

Our Class A Shares will continue to trade on Nasdaq under the symbol “HOLO”. The Board of directors of the Company will determine the timing of the Share Consolidation and Share Capital Increase and notify shareholders of the implementation of the Share Consolidation and Share Capital Increase by way of press release.

Additionally, when implemented, as a result of the Share Consolidation, the number of Class A Shares issuable upon exercise of each outstanding public warrant shall be decreased in proportion to such decrease in issued and outstanding Class A Shares to reflect the effect of the Share Consolidation. The exercise price of the warrants shall be adjusted (to the nearest cent) by multiplying the exercise price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Class A Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Class A Shares so purchasable immediately thereafter.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
Name:	Guohui Kang
Title:	Chief Executive Officer

Date: March 27, 2025

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